UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 23, 2016

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Textainer Group Holdings Limited Announces Changes to Board of Directors

Textainer Group Holdings Limited (NYSE: TGH) (the “Company”) announced that effective upon the closing of the May 19, 2016 meeting of the Board of Directors of the Company, Mr. Neil I. Jowell, the current Chairman of the Board of Directors, tendered his resignation and Mr. Cecil Jowell, a member of the Board of Directors, also tendered his resignation. As previously disclosed, Mr. James E. Hoelter did not seek re-election to the Board of Directors at the May 19, 2016 Annual Meeting of Shareholders. The Company and the Board of Directors offered thanks to the Jowell brothers and Mr. Hoelter for their many years of dedicated service to the Company and their contributions that led to the remarkable growth and success of the Company.

The remaining members of the Board of Directors approved the appointment of Mr. Iain Brown to serve the term of one of the Board vacancies caused by the Jowell brothers’ retirement. This term shall conclude at the 2017 Annual Meeting of Shareholders. Mr. Iain Brown is a director of Container Investment Services Limited and has been providing administrative services and strategic advice to owners and investors in the container leasing industry for over twenty years. He holds a Bachelor of Science in Engineering degree from the University of Cape Town, a MS in Engineering from University of Texas and an MBA in Finance from The Wharton School of the University of Pennsylvania.

The Board of Directors also determined that Mr. Hyman Shwiel will serve as the Chairman of the Board of Directors and as the chair of the Compensation and Audit Committees of the Board of Directors. Mr. Dudley Cottingham will serve as the chair of the Corporate Governance and Nominating Committee of the Board.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2016

Textainer Group Holdings Limited

/s/ PHILIP K. BREWER
Philip K. Brewer
President and Chief Executive Officer

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